EXHIBIT 23.1

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in this Registration Statement of Morgan Stanley Dean Witter & Co. (the "Registrant") on Form S-8 relating to the Morgan Stanley Dean Witter- Cabot Aircraft Services Profit Sharing Plan of our reports dated January 22, 1999, appearing in and incorporated by reference in the Annual Report on Form 10-K of the Registrant for fiscal year ended November 30, 1998 (which express an unqualified opinion and which report on the consolidated financial statements includes an explanatory paragraph for a change in the method of accounting for certain offering of closed-end funds and make reference to the audit of Morgan Stanley Group Inc. for the fiscal year ended November 30, 1996 by other auditors).

/s/ Deloitte & Touche
New York, New York
January 24, 2000